U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Notice of Exempt Solicitation
submitted pursuant to Rule 14a-6(g)(1)

1.	Name of registrant: Oplink Communications, Inc.

2.	Name of person relying on exemption: Zhimin Liu

3.	Address of person relying on exemption: 4025 Ribbon Drive, San Jose, California 95130

4.	Written Materials: The following written materials are attached:

Exhibit 1:	Letter from Zhimin Liu sent to certain institutional stockholders of Oplink Communications, Inc. commencing on August 5, 2002.

Exhibit 2:	Letter from Zhimin Liu sent to certain stockholders of Oplink Communications, Inc. commencing on August 6, 2002.

Exhibit 3:	Updated website created by Zhimin Liu located at www.nomerger.com.

Exhibit 4:	Oplink Communications, Inc. July 30, 2002 press release announcing results for fiscal quarter and year ending June 30, 2002, added to Zhimin Liu’s website.

Exhibit 5:	Avanex Corporation July 29, 2002 press release announcing results for fiscal quarter and year ending June 30, 2002, added to Zhimin Liu’s website.

Exhibit 6:	Revised list of key points added to Zhimin Liu’s website.

Exhibit 1

August 5, 2002

Dear Oplink Shareholder:

My name is Zhimin Liu. Like you, I’m a shareholder in Oplink. I and my family own about 3,000,000 shares of Oplink. I was the founder and CEO of Telelight Communication Inc., which was acquired by Oplink Communications, Inc. in April 2000. From April 2000 to October 2001, I was the Senior Fellow with Oplink with advisory responsibility for all research projects at Oplink.

I sent you a letter approximately two weeks ago to explain why the Oplink/Avanex merger is not a good deal for Oplink, due to significant adverse developments affecting Avanex since Oplink signed the merger agreement. I have updated that letter and added a quantitative financial comparison of some key indicators for the two companies. Please visit my personal website to review this revised and additional information: www.nomerger.com. A copy of the list of key points from the website is attached. I welcome hearing from you. You can reach me at zhiminliu@yahoo.com.

In deciding your vote, please keep in mind that even if the Oplink board changed its mind about the Avanex merger, the merger agreement requires them to keep recommending the merger, whatever their true views are. Unfortunately, the merger agreement restricts what the directors can say to Oplink’s own stockholders about the merger.

The number of people who know Oplink’s business and who oppose the Avanex merger is growing. Two key founders of Oplink, Dr. Yu Zheng and Ms. Margaret Chao, have expressed their opposition to the transaction. Dr. Zheng was Oplink’s original Engineering Vice President, and Ms. Chao was Oplink’s original Financial Vice President.

Additionally, Mr. Jesse Chen, the managing director of Maton Venture, also expressed his opposition to the merger. Mr. Chen has over twenty years’ experiences in the IT industry and was Chairman of the Monte Jade Science and Technology Association from 1998 to 2000.

In addition, Dr. Chinlon Lin, one of the best-known and most respected optical communications scientists and an Oplink shareholder, has expressed his opposition to the merger. Dr. Lin, an early advisor to Oplink, worked at AT&T Bell Labs/Bellcore for 25 years in the field of optical fiber communications. He is the inventor of nine patents and is a Fellow of both the Institute for Electrical and Electronic Engineers (IEEE) and the Optical Society of America (OSA).

I urge you to consider these individuals’ views on the merger carefully, together with the material on my website. They are very familiar with Oplink and the optical communication industry, and do not believe the merger is in Oplink’s interest.

The current Avanex deal is unfair to Oplink shareholders. There is no rush for Oplink to combine with Avanex quickly, especially on unfair terms. If the current Avanex merger is consummated, there will be no going back for Oplink shareholders. Let us first stop this deal, and give the Oplink board the opportunity to review alternatives which are fair to Oplink shareholders, including a revised deal with Avanex.

Thank you for your interest. Please vote your shares AGAINST the merger. Alternatively, if you prefer, please ABSTAIN from voting on the merger.

Zhimin Liu
zhiminliu@yahoo.com
http://www.nomerger.com

Exhibit 2

August 6, 2002

Dear Oplink Shareholder:

My name is Zhimin Liu. Like you, I’m a shareholder in Oplink. I and my family own about 3,000,000 shares of Oplink. I was the founder and CEO of Telelight Communication Inc., which was acquired by Oplink Communications, Inc. in April 2000. From April 2000 to October 2001, I was the Senior Fellow with Oplink with advisory responsibility for all research projects at Oplink.

I have studied the publicly available knowledge regarding the recent merger proposal with Avanex and I have come to the conclusion that I will vote against the merger. I would like to share some of my findings with you in the attached list of key points.

I have communicated my opposition to the merger to the Oplink board of directors and I encourage you to contact the board members (at the email addresses listed on the attachments) with your opinion regarding the merger, indicating the number of shares you own. Please send me a copy.

Additionally, I have prepared a website (www.nomerger.com) with more details about the merger and the reasons I will be voting it. I would like to list shareholders who have also decided to vote against the proposed merger. With your permission, I would like to include your name and the number of shares you own in the list.

The number of people who know Oplink’s business and who oppose the Avanex merger is growing. Two key founders of Oplink, Dr. Yu Zheng and Ms. Margaret Chao, have expressed their opposition to the transaction. Dr. Zheng was Oplink’s original Engineering Vice President, and Ms. Chao was Oplink’s original Financial Vice President.

Additionally, Mr. Jesse Chen, the managing director of Maton Venture, also expressed his opposition to the merger. Mr. Chen has over twenty years’ experiences in the IT industry and was Chairman of the Monte Jade Science and Technology Association from 1998 to 2000.

In addition, Dr. Chinlon Lin, one of the best-known and most respected optical communications scientists and an Oplink shareholder, has expressed his opposition to the merger. Dr. Lin, an early advisor to Oplink, worked at AT&T Bell Labs/Bellcore for 25 years in the field of optical fiber communications. He is the inventor of nine patents and is a Fellow of both the Institute for Electrical and Electronic Engineers (IEEE) and the Optical Society of America (OSA).

I urge you to consider these individuals’ views on the merger carefully, together with the material on my website. They are very familiar with Oplink and the optical communication industry, and do not believe the merger is in Oplink’s interest.

The current Avanex deal is unfair to Oplink shareholders. There is no rush for Oplink to combine with Avanex quickly, especially on unfair terms. If the current Avanex merger is consummated, there will be no going back for Oplink shareholders. Let us first stop this deal, and give the Oplink board the opportunity to review alternatives which are fair to Oplink shareholders, including a revised deal with Avanex.

Thank you for your interest. Please vote your shares AGAINST the merger. Alternatively, if you prefer, please ABSTAIN from voting on the merger.

Thank you.

Sincerely Yours,

Zhimin Liu
T: (408) 241-7874
zhiminliu@yahoo.com
http://www.nomerger.com

Exhibit 3

Reasons for Vote Against the Avanex Merger

Dear Oplink Stockholder:

Welcome to my website. I am Zhimin Liu. I was CEO and Founder of Telelight Communication Inc,, which was acquired by Oplink in April 2000. From April 2000 to October 2001, I was the Senior Fellow of Oplink with advisory responsibility for all of Oplink’s research projects. I and my family own about 3,000,000 shares of Oplink.

I have studied the publicly-available information about Avanex and the proposed merger, and have concluded that I will VOTE AGAINST the merger. My list of key points gives the principal reasons for my decision to vote against the merger.

Below are links to other information sources relevant to my decision. I hope you will find them helpful.

If you also decide to VOTE AGAINST the merger, please send an e-mail to the CEO and directors of Oplink, indicating the number of shares you own (Joe Liu, Chairman of the Board, joeliu@bcdsemi.com, and Frederick Fromm, Chief Executive Officer, fredf@oplink.com). Please send me a copy at zhiminliu@yahoo.com. Thank you in advance.

1.	Key Points Against the Merger	6.	Hon Hai Complaint Against Avanex

a.	List of Key Points

2.	Analyst Reports	7.	Avanex Corporate Information

a.	For a full copy of the Gilder Technology Report on Avanex, including the significance of Dr. Simon Cao’s resignation, see	a.	Proxy statement for Oplink merger (latest available draft).
	http://www.gildertech.com or telephone Gilder Technology toll free: (888) 484-2727.	b.	Avanex annual report on Form 10-K for fiscal year ended June 30, 2001, as filed with the SEC on September 17, 2001.

b.	For a full copy of the CIBC World Markets report on Avanex, including the significance of Dr. Simon Cao’s resignation, telephone CIBC World Markets: (212) 667-7000	c.	Avanex amendment to annual report on Form 10-K for fiscal year ended June 30, 2001, as filed with the SEC on May 29, 2002.

3.	Dr. Simon Cao	d.	Avanex quarterly report on Form 10-Q for quarter ended March 31, 2002, as filed with the SEC on May 13, 2002.

a.	Resignation Press Release	e.	Avanex amendment to quarterly report on Form 10-Q for quarter ended March 31, 2002, as filed with the SEC on May 29, 2002.
b.	Biography (from Lightbit Corporation website)

4.	Oplink June 30 Earning Release NEW

5.	Avanex June 30 Earning Release NEW

Exhibit 4

Tuesday July 30, 4:15 pm Eastern Time

Press Release

SOURCE: Oplink Communications, Inc.

Oplink Communications Reports Fourth Quarter and Fiscal Year 2002 Financial Results

SAN JOSE, Calif., July 30 /PRNewswire-FirstCall/ — Oplink Communications, Inc. (Nasdaq: OPLK)), a leading designer and manufacturer of innovative optical components and integrated subsystems, today announced financial results for the fourth quarter and fiscal year ended June 30, 2002.

For the fourth quarter, Oplink reported revenues of $7.7 million and a GAAP net loss of $8.2 million, or $0.05 per share. On a pro forma basis, the Company reported a net loss of $4.7 million, or $0.03 per share, which excludes approximately $3.5 million for the amortization of deferred compensation and goodwill and intangible assets, costs associated with the proposed merger of Oplink and Avanex, restructuring and other special charges and gain on sale of excess fixed assets as detailed in the attached tables. For the fourth quarter, the Company had two customers who each accounted for more than 10% of the Company’s total revenue for the quarter. The Company also had shipments during June 2002 of approximately $1.0 million from its China facility to China customers, which is not recognized in the fourth quarter, but will be recognized as revenue along with related costs in the next quarter due to Company policy, which is in accordance with GAAP. GAAP and pro forma results for the fourth quarter of 2002 include revenue, which unexpectedly utilized fully reserved inventory of approximately $480,000.

Fourth quarter 2002 financial results compare to revenues of $9.6 million and a GAAP net loss of $8.4 million, or $0.05 per share reported in the third quarter of 2002 and revenues of $20.3 million and a GAAP net loss of $29.4 million, or $0.18 per share reported in the fourth quarter of 2001. On a pro forma basis, net loss in the third quarter of 2002 was $5.8 million, or $0.04 per share, and net loss in the fourth quarter of 2001 was $6.7 million, or $0.04 per share. Pro forma results for the third quarter of 2002 exclude the amortization of deferred compensation of $1.8 million, amortization of goodwill and intangible assets of $42,000, costs associated with the proposed merger of Oplink and Avanex of $1.4 million, and gain on sale of excess fixed assets of $671,000. Pro forma results for the fourth quarter of 2001 exclude $22.6 million for the amortization of deferred compensation and goodwill and intangible assets, in-process research & development, restructuring and other special charges and the write down of intangible assets as detailed in the attached tables.

For fiscal year 2002, the Company reported revenues of $37.9 million and a GAAP net loss of $68.4 million, or $0.42 per share and a pro forma net loss of $24.7 million, or $0.15 per share. This compares to revenues of $131.8 million and a GAAP net loss of $80.4 million, or $0.65 per share and pro forma net loss of $21.9 million, or $0.14 per share, reported for fiscal year 2001. Fiscal year 2002 pro forma net loss excludes $43.7 million in charges related to the amortization of deferred compensation and goodwill and intangible assets, costs associated with the proposed merger of Oplink and Avanex, provision for excess inventory, restructuring and other special charges and gain on sale of excess fixed assets as detailed in the attached tables. Fiscal year 2001 pro forma net loss excludes $58.5 million in charges related to the amortization of deferred compensation and goodwill, in-process research & development, restructuring and other special charges, write down of intangible assets, costs related to a discount feature of a convertible note payable to Cisco Systems and related interest expense as detailed in the attached tables.

About Oplink

Oplink designs, manufactures and markets fiber optic networking components and integrated optical subsystems that expand optical bandwidth, amplify optical signals, monitor and protect wavelength performance and redirect light signals within an optical network. Oplink offers a broad line of products that increase the performance of optical networks and enable service providers and optical system manufacturers to provide flexible and scalable bandwidth to support the exponential increase of data traffic on the Internet. The Company supplies products worldwide to telecommunications equipment providers. Oplink was incorporated in 1995 and is headquartered in San Jose, California. The company’s primary manufacturing facility is in Zhuhai, China. Oplink also has a research and development facility in Shanghai, China. To learn more about Oplink, visit its web site at: http://www.oplink.com/.

OPLINK COMMUNICATIONS, INC.

PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	Three Months Ended		Year Ended
	June 30,		June 30,

	2002	2001	2002	2001

	(Unaudited)	(Unaudited)	(Unaudited)	(A)

Revenues	$7,703	$20,255	$37,939	$131,815
Cost of revenues	6,752	19,854	38,105	120,835
Gross profit (loss)	951	401	(166)	10,980
Operating expenses:
Research and development	3,332	4,183	13,927	17,706
Sales and marketing	1,685	2,611	8,079	11,099
General and administrative	1,636	2,584	7,247	13,736
Total operating expenses	6,653	9,378	29,253	42,541
Loss from operations	(5,702)	(8,977)	(29,419)	(31,561)
Interest and other income, net	1,033	2,257	4,713	9,698
Net loss	$(4,669)	$(6,720)	$(24,706)	$(21,863)
Basic and diluted net loss per share	$(0.03)	$(0.04)	$(0.15)	$(0.14)
Basic and diluted weighted average shares outstanding	164,588	160,715	162,688	153,328

(A)  The Pro Forma Condensed Consolidated Statement of Operations for the year ended June 30, 2001 has been derived from audited financial statements at that date.

The pro forma net loss for the three months ended June 30, 2002 excludes the amortization of deferred compensation of $1.5 million, amortization of goodwill and intangible assets of $42,000, costs associated with the proposed merger of Oplink and Avanex of $419,000, gain on sale of excess fixed assets of $1.7 million, and restructuring and other special charges of $3.3 million.

The pro forma net loss for the year ended June 30, 2002 excludes the amortization of deferred compensation of $4.7 million, amortization of goodwill and intangible assets of $168,000, costs associated with the proposed merger of Oplink and Avanex of $1.8 million and gain on sale of excess fixed assets of $2.4 million, restructuring and other special charges of $39.3 million, which includes a provision for excess inventory of $10.4 million.

Pro forma net loss for the three months ended June 30, 2001 excludes the amortization of deferred compensation of $3.0 million, amortization of goodwill and intangible assets of $656,000, in-process research & development of $793,000, restructuring and other special charges of $5.7 million and impairment of intangible assets of $12.4 million.

Pro forma net loss for the year ended June 30, 2001 excludes the amortization of deferred compensation of $26.6 million, amortization of goodwill and intangible assets of $3.6 million, in-process research & development of $793,000, restructuring and other special charges of $5.7 million, impairment of intangible assets of $12.4 million, sales and marketing expense of $8.8 million representing the fair value of the discount feature of the convertible note payable to Cisco Systems and interest expense of $471,000 on the convertible note payable to Cisco Systems.

OPLINK COMMUNICATIONS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	Three Months Ended		Year Ended
	June 30,		June 30,

	2002	2001	2002	2001

	(Unaudited)	(Unaudited)	(Unaudited)	(A)

Revenues	$7,703	$20,255	$37,939	$131,815
Cost of revenues	6,752	19,854	38,105	120,835
Gross profit (loss)	951	401	(166)	10,980
Operating expenses:
Research and development	3,332	4,183	13,927	17,706
Sales and marketing	1,685	2,611	8,079	19,923
General and administrative	1,636	2,584	7,247	13,736
In-process research & development	—	793	—	793
Impairment of intangible assets	—	12,442	—	12,442
Restructuring costs and other special charges	3,265	5,735	39,315	5,735
Merger fees	419	—	1,844	—
Non-cash compensation expense	1,531	3,007	4,714	26,638
Amortization of goodwill and intangible assets	42	656	168	3,606
Total operating expenses	11,910	32,011	75,294	100,579
Loss from operations	(10,959)	(31,610)	(75,460)	(89,599)
Interest and other income, net	1,033	2,257	4,713	9,227
Idle assets gain	1,702	—	2,373	—
Net loss	$(8,224)	$(29,353)	$(68,374)	$(80,372)
Basic and diluted net loss per share	$(0.05)	$(0.18)	$(0.42)	$(0.65)
Basic and diluted weighted average shares outstanding	164,588	160,715	162,688	124,362

     (A) The Condensed Consolidated Statement of Operations for the year ended June 30, 2001 has been derived from audited financial statements at that date.

OPLINK COMMUNICATIONS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	June 30,	June 30,
	2002	2001

	(Unaudited)	(A)

ASSETS
Current assets:
Cash, cash equivalents and short-term investments	$224,749	$246,473
Accounts receivable, net	6,831	17,178
Inventories	6,551	21,739
Prepaid expenses and other current assets	3,571	8,501
Total current assets	241,702	293,891
Property and equipment, net	59,732	92,086
Intangible assets	500	667
Other assets	1,260	1,258
Total assets	$303,194	$387,902
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$5,412	$21,596
Accrued liabilities and other current liabilities	17,607	23,311
Total current liabilities	23,019	44,907
Non-current liabilities	6,894	4,988
Total liabilities	29,913	49,895
Stockholders’ equity	273,281	338,007
Total liabilities and stockholders’ equity	$303,194	$387,902

(A)	The June 30, 2001 consolidated balance sheet has been derived from audited financial statements at that date.

Exhibit 5

Monday July 29, 4:01 pm Eastern Time

Press Release

Avanex Announces Q4 Revenues of $8.0 Million and 2002 Annual Revenues of $33.7 Million

FREMONT, Calif., July 29 /PRNewswire-FirstCall/ —

Avanex Corporation (Nasdaq: AVNX), pioneer of photonic processors that enable next generation optical networks, today reported results for its fourth quarter and full fiscal year, which ended June 30, 2002.

Avanex President and Chief Executive Officer Paul Engle commented, “For the past 12 months we have seen a significant decline in overall demand for telecommunications equipment which has had a negative impact on our results. While the business environment remains challenging, we continue to see significant interest in design activity for our suite of intelligent optical modules and subsystems. We are working with our customer base of both systems integrators and carriers on developing next generation products that increase network performance and lower costs. In addition, we currently are scheduled to close our proposed merger with Oplink Communications during the first quarter of fiscal 2003. When you combine all of these factors, we believe that we will be very well positioned to capitalize on a recovery in this industry, when it occurs.”

“During the past year, we succeeded in strengthening the company’s position in the marketplace through a number of initiatives, including the acquisition of LambdaFlex, the enhancement of our product portfolio with the release of our advanced intelligent optical products, the realization of certain cost saving activities, and the expansion of our design initiatives with core customers.”

“We announced the LambdaFlex acquisition just 9 months ago, and are already integrating their technology into a number of our product families. We have begun sampling these products with customers and the feedback has been strongly positive. Through the LambdaFlex acquisition and our own internal developments, we have enhanced our product portfolio through the release of a number of new products, including the PowerShaper™ FDS Dispersion Compensation Processor, PowerRouter™ Reconfigurable Optical Wavelength Router and PowerLeveler™ Dynamic Gain Equalizer. As a result of this development activity, we believe that we currently have one of the strongest product pipelines for next generation optical solutions.”

“During fiscal year 2002, we focused on reducing our cash burn rate and lowering our break-even level through certain cost cutting measures. While we remain committed to our long-term goal of generating operating cash flow, we continue to invest resources today into research and development activities to maintain our technology leadership and competitive advantage.”

“During this past year we also increased our design-in activity with many of our core customers. We remain committed to our strategy of becoming a strategic supplier to the key systems integrators and carriers in their demands for intelligent optical modules and subsystems. Through discussions with our customers, we believe that our suite of products is gaining traction in the marketplace.”

“Finally, as I mentioned earlier, we are scheduled to close the proposed Avanex/Oplink merger during the first quarter of fiscal 2003. We are very excited about the prospects for this merger, which we believe will create a leader in optical subsystems, modules and components. The combined company will have one of the broadest portfolios of passive products, a diversified customer base, and a strong balance sheet with roughly $400 million in cash and cash equivalents.”

Engle concluded, “We are executing on our strategy to become the leading provider of next generation optical solutions. Although near-term business visibility remains uncertain in what continues to be a challenging market, we believe that our value proposition is compelling.”

Quarterly Financial Results

Net revenues for the quarter ended June 30, 2002 were $8.0 million, a decrease of $2.2 million over the company’s revenues of $10.2 million for the prior quarter ended March 31, 2001. Net revenue for the quarter ended June 30, 2002 decreased $10.2 million from $18.2 million in the prior year quarter ended June 30, 2001.

Net loss determined under generally accepted accounting principles (GAAP) for the quarter ended June 30, 2002 was $12.5 million, or $0.19 per share. This GAAP net loss compared to a net loss of $30.1 million or $0.45 per share for the prior quarter ended March 31, 2001, and a net loss of $47.8 million or $0.80 per share for the prior year quarter ended June 30, 2001.

Net loss excluding the special items is $10.4 million or $0.16 per share for the quarter ended June 30, 2002. Special items reduced the amount of the net loss by $2.1 million, resulting from the utilization of $2.2 million excess inventory previously written off; the settlement of non-cancelable purchase commitment of $0.6 million, as well as non-cash charges for $1.8 million amortization of deferred stock compensation, the amortization of $2.6 million intangibles including goodwill for the Holographix acquisition, and additional $0.4 million provision for excess inventory.

Annual Financial Results

Net revenues for the year ended June 30, 2002 were $33.7 million, a decrease of $97.5 million over the company’s revenues of $131.2 million for the prior year ended June 30, 2001.

Net loss determined under generally accepted accounting principles (GAAP) for the year ended June 30, 2002 was $77.8 million, or $1.21 per share. This GAAP net loss compared to a net loss of $119.5 million or $2.07 per share for the prior year ended June 30, 2001.

Net loss excluding the special items is $31.3 million or $0.49 per share for the year ended June 30, 2002. Special items reduced the amount of the net loss by $46.5 million, resulting from the utilization of $5.9 million excess inventory previously written off; the settlement of non-cancelable purchase commitment of $1.2 million, as well as non-cash charges for $16.6 million amortization of deferred stock compensation, the amortization of $10.5 million intangibles including goodwill for the Holographix acquisition, the $5.4 million acquired in-process research and development for LambdaFlex, additional $16.7 million restructuring charges primarily related to excess facilities, and additional $4.3 million provision for excess inventory.

On July 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. Because of the current business conditions, we accelerated the process of completing the required transition impairment evaluation. That evaluation was recently completed and indicates a transitional impairment charge for all of our goodwill and indefinite lived intangible assets at June 30, 2002 of approximately $37.5 million. This impairment resulted from the downward trend and near-term outlook in our industry which impaired the value of goodwill and indefinite lived intangible assets arising from our acquisitions of Holographix, Inc. and LambdaFlex, Inc. This charge is expected to be reflected in the first quarter of fiscal 2003 as the cumulative effect of a change in accounting principle.

Conference Call

Avanex will host a conference call scheduled today, July 29, at 4:30 p.m. EDT. The number for the conference call is 888-935-0259. The password is “Photonics.” A replay of the conference call will be available through August 5, 2002, at 402-998-1437.

About Avanex

Avanex designs, manufactures and markets photonic processors for the communications industry. Avanex’s photonic processors offer communications service providers and optical systems manufacturers greater levels of performance and miniaturization, reduced complexity and increased cost-effectiveness as compared to current alternatives.

Avanex was incorporated in 1997 and is headquartered in Fremont, Calif. In addition to a development and manufacturing facility in Fremont, the Company also maintains The Photonics Center™ in Richardson, Texas. To learn more about Avanex, visit its web site at: www.avanex.com.

Forward-looking Statements

This press release contains forward-looking statements including forward-looking statements regarding new product and technology initiatives, new project designs, our expected results for our fiscal first quarter, prevailing market conditions, our ability to successfully introduce new products and the proposed merger with Oplink. Actual results could differ materially from those projected in or contemplated by the forward-looking statements. Factors that could cause actual results to differ include general economic conditions, the pace of spending and timing of economic recovery in the telecommunications industry and in particular the optical networks industry, the Company’s inability to sufficiently anticipate market needs and develop products and product enhancements that achieve market acceptance, any slowdown or deferral of new orders for our products, higher than anticipated expenses the Company may incur in future quarters or the inability to identify expenses which can be eliminated, the impact of the Company’s restructuring on its ability to achieve increased efficiencies in its operations and the possibility that the proposed merger with Oplink may not close, or that the closing may be delayed. In addition, please refer to the risk factors contained in the Company’s SEC filings including the Company’s Registration Statement on Form S-4 filed with the SEC on July 15, 2002.

Avanex assumes no obligation and does not intend to update these forward-looking statements.

Additional information about the merger and where to find it.

On July 15, 2002, Avanex filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of Avanex and Oplink are urged to read the definitive joint proxy statement/prospectus filed with the SEC on July 15, 2002 and any other relevant materials filed by Avanex and Oplink with the SEC because they contain, or will contain, important information about Avanex, Oplink and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Avanex or Oplink with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the materials filed with the SEC by Avanex and Oplink by contacting Avanex or Oplink. In addition to the registration statement on Form S-4 that has been filed by Avanex in connection with the transaction, and the definitive joint proxy statement/prospectus that has been mailed to the stockholders of Avanex and Oplink in connection with the transaction, each of Avanex and Oplink file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC’s public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC’s other public reference rooms. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by Avanex and Oplink with the SEC are also available for free at the SEC’s web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from Avanex and Oplink.

Avanex, Oplink and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Avanex and Oplink in favor of the Merger. A description of the interests of Avanex’s executive officers and directors in Avanex is set forth in the proxy statement for Avanex’s 2001 Annual Meeting of Stockholders, which was filed with the SEC on September 17, 2001. A description of the interests of Oplink’s executive officers and directors in Oplink is set forth in the proxy statement for Oplink’s 2001 Annual Meeting of Stockholders, which was filed with the SEC on October 5, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Avanex’s and Oplink’s executive officers and directors in the Merger by reading the definitive joint proxy statement/prospectus filed by Avanex with the SEC on July 15, 2002.

•	Contact Information:

•	Investor Relations Media

•	Mark Weinswig Tony Florence

•	Phone: 510-897-4344 Phone: 510-897-4162

•	Fax: 510-897-4345 Fax: 510-979-0198

•	e-mail: mark_weinswig@avanex.com e-mail: tony_florence@avanex.com

AVANEX CORPORATION
Condensed Consolidated Statements of Operations
(In thousands, except per share data)
(Unaudited)

	Three Months Ended		Twelve Months Ended
	June 30,		June 30,

	2002	2001	2002	2001

Net revenue	$8,026	$18,218	$33,686	$131,244
Cost of revenue	6,175	26,459	27,789	110,794
Stock compensation	145	395	166	8,764
Gross profit (loss)	1,706	(8,636)	5,731	11,686
Operating expenses:
Research and development	6,257	7,924	24,076	37,856
Sales and marketing	1,928	2,687	6,657	15,493
General and administrative	2,383	1,872	8,043	11,862
Stock compensation	1,693	6,721	16,482	41,589
Acquired in-process research and development	—	—	5,445	4,700
Amortization of intangibles	2,632	2,617	10,502	9,653
Restructuring charge	(9)	22,586	16,656	22,586
Total operating expenses	14,884	44,407	87,861	143,739
Loss from operations	(13,178)	(53,043)	(82,130)	(132,053)
Other income, net	653	2,044	4,353	12,521
Loss before income taxes	(12,525)	(50,999)	(77,777)	(119,532)
Income taxes (benefits)	—	(3,209)	—	—
Net loss	$(12,525)	$(47,790)	$(77,777)	$(119,532)
Basic and diluted net loss per common share	$(0.19)	$(0.80)	$(1.21)	$(2.07)
Weighted average shares used in computing basic and diluted net loss per common share	67,020	59,946	64,308	57,620
Calculation of net loss excluding special items:
Net loss per above	$(12,525)	$(47,790)	$(77,777)	$(119,532)
Cost of revenue items:
Provision for excess inventory	402	13,884	4,345	35,475
Settlement of non-cancelable purchase commitment	(560)	—	(1,150)	—
Utilization of excess inventory previously written off	(1,918)	—	(5,364)	—
Stock compensation	145	395	166	8,764
	(1,931)	14,279	(2,003)	44,239

	Three Months Ended		Twelve Months Ended
	June 30,		June 30,

	2002	2001	2002	2001

Operating expenses items:
Stock compensation	1,693	6,721	16,482	41,589
Acquired in-process research and development	—	—	5,445	4,700
Amortization of intangibles	2,632	2,617	10,502	9,653
Utilization in R&D of excess inventory previously written off	(262)	—	(554)	—
Restructuring charge	(9)	22,586	16,656	22,586
	4,054	31,924	48,531	78,528
Net loss excluding special items	$(10,402)	$(1,587)	$(31,249)	$3,235

AVANEX CORPORATION
Condensed Consolidated Balance Sheets
(In thousands)
(Unaudited)

	June 30,	June 30,
	2002	2001

Assets
Current assets:
Cash and cash equivalents	$29,739	$79,313
Short-term investments	106,346	125,278
Accounts receivable, net	4,855	13,977
Inventories	6,515	6,451
Other current assets	801	877
Total current assets	148,256	225,896
Long-term investments	40,984	16,462
Property and equipment, net	18,872	25,864
Intangibles, net	38,977	42,724
Other assets	3,308	643
Total assets	$250,397	$311,589
Liabilities and stockholders’ equity
Current liabilities:
Short-term borrowings	$6,035	$6,488
Accounts payable	2,539	13,506
Current portion of accrued restructuring	4,349	7,333
Other accrued expenses	3,947	6,563
Warranty	3,842	5,589
Current portion of long-term obligations	5,020	5,060
Accrued compensation and related expenses	2,942	4,756
Deferred revenue	671	1,948
Total current liabilities	29,345	51,243
Long-term obligations	6,365	12,527
Accrued restructuring	16,689	2,465
Total liabilities	52,399	66,235
Stockholders’ equity:
Common stock	70	65
Additional paid-in capital	495,287	488,341
Notes receivable from stockholders	(1,265)	(2,048)
Deferred compensation	(11,999)	(34,686)
Accumulated deficit	(284,095)	(206,318)
Total stockholders’ equity	197,998	245,354
Total liabilities and stockholders’ equity	$250,397	$311,589

Exhibit 6

Avanex/Oplink

List of Key Points

     On March 18, 2002, the Oplink board of directors signed a merger agreement with Avanex, subject to later stockholder approval. However, since then:

•	On May 20, 2002, Dr. Simon Cao, resigned as an officer, director and employee of Avanex, effective June 30, 2002. Dr. Cao was the key technical founder of Avanex, and is the inventor or co-inventor of many of Avanex’s key patented technology. Prior to co-founding Avanex, Dr. Cao had worked in the optical networking field at Oplink and at E-Tek Dynamics, Inc. According to Avanex’s press release, Dr. Cao resigned to pursue personal interests.

Dr. Cao’s departure raises significant concerns in my mind about Avanex’s ability to maintain its technical leadership in the fast-changing, competitive optical network device industry. George Gilder’s Technology Report of May 23, 2002 viewed Dr. Cao’s resignation as a “potentially life-threatening blow” to Avanex.* CIBC World Markets’ June 30, 2002 report found Dr. Cao’s departure “troublesome.”*

I believe that Dr. Cao’s departure is a loss of critical talent.

•	On May 31, 2002, Hon Hai Precision Industry Co., Inc., a leading Asian electronics manufacturer, sued Avanex for more than $40 million. In its complaint, Hon Hai makes detailed allegations of an oral agreement by Avanex to pay $30 million to Hon Hai or its affiliate in order to secure a release of the exclusive manufacturing commitment Avanex had previously made to Concord Micro-Optics, Inc. (“CMI”). According to the complaint, the plaintiffs invested $40 million to acquire CMI’s facility and CMI’s release of Avanex’s exclusive manufacturing commitment. The complaint recites detailed negotiations between the plaintiffs and Avanex over a 15-month period concerning how Avanex would make the $30 million payment.

Although Avanex has issued a general denial of liability, I believe that, absent a clear and convincing explanation, the Hon Hai lawsuit is a significant risk that may seriously harm Avanex.

When the Oplink board of directors approved the merger with Avanex, Avanex was a company supported by Dr. Cao’s active involvement and not burdened with the risk of a major lawsuit. In my opinion, merging with the remaining Avanex, without Dr. Cao’s active involvement and subject to this significant risk, is not in the best interest of Oplink stockholders.

For example, although Oplink stockholders would own only 50% of the combined company, Oplink is expected to contribute 77% the combined company’s expected gross profit in calendar year 2002, and to contribute 63% of the combined company’s estimated tangible book value for calendar year 2002. (See page 64 of the proxy statement.) Oplink would contribute 62% of the cash, cash equivalents and short-term investments of the combined company and 65% of its working capital (before pro forma adjustments), based on June 30, 2002 balance sheet information. (See the unaudited financial information in the Avanex earnings release of July 29, 2002 and the Oplink earnings release of July 30, 2002.)

*	Authorization to summarize or quote these reports has not been requested from nor granted by the author.

Furthermore, Avanex’s core operating expenses are significantly higher than Oplink’s despite comparable revenue. For example, in the quarter ending June 30, 2002, Avanex had revenues of $8,026,000 and Oplink had revenues of $7,703,000. However, Avanex’s operating expenses (excluding special items) were $10,830,000 or 135% of revenue, while Oplink’s pro forma operating expenses were $6,653,000 or 86% of revenue. (See the unaudited financial information in the Avanex earnings release of July 29, 2002 and the Oplink earnings release of July 30, 2002.)

I therefore believe that the financial aspects of the merger are not sufficient to overcome the loss of Dr. Cao and the risk of the Hon Hai lawsuit.

The directors of Oplink have recommended that Oplink stockholders proceed with approving the merger, although the proxy statement does not indicate that they specifically considered Dr. Cao’s resignation or the Hon Hai lawsuit. (See pages 67-68 of the proxy statement.) However, I believe it is important for stockholders to make up their own minds independently, because the merger agreement restricts what Oplink’s directors can say to Oplink’s own stockholders about the merger.

The Merger Agreement requires the Board to keep recommending the Avanex merger unless a third party makes a higher offer for Oplink, and prohibits the Board from changing its recommendation due to adverse developments at Avanex. (See Section 5.2(b) on page A-39 of the proxy statement.) If the board were to change its recommendation of the merger, Avanex would have an immediate right to terminate the merger and to require Oplink to pay $12 million within 2 days, and, in addition, sue Oplink for additional damages. (See Sections 7.1(f), 7.1(definition of “Triggering Event”) and 7.3(b) on pages A-50 to A-53 of the proxy statement.) It is unfortunate that the Board accepted these restrictions on its own communications with Oplink’s stockholders, because they put the burden of deciding how to vote in light of Dr. Cao’s departure and the Hon Hai lawsuit directly on the stockholders.

That is what I have sought to do. I hope other stockholders will do the same, using their independent judgment.

Please let the Oplink board know how you feel about the merger. Please send me a copy of your letter. My e-mail address is zhiminliu@yahoo.com. The addresses of the Oplink Chairman and Oplink CEO are as follows:

Joe Liu, Chairman of the Board joeliu@bcdsemi.com c/o Oplink Communications 3469 North First Street San Jose, CA 95134 fax: (408) 433-0606	Frederick Fromm, Chief Executive Officer fredf@oplink.com c/o Oplink Communications 3469 North First Street San Jose, CA 95134 fax: (408) 433-0606